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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. 3)

                             COMSHARE, INCORPORATED
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    205912108
                                 (CUSIP Number)

                                CHARLES S. JONES
                                PRESIDENT AND CEO
                        GEAC COMPUTER CORPORATION LIMITED
                         11 ALLSTATE PARKWAY, SUITE 300
                            MARKHAM, ONTARIO L3R 9T8
                                     CANADA
                                 (905) 475-0525
            (Name, Address, and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 with copies to:
                          ROBERT W. SWEET, JR., ESQUIRE
                                 FOLEY HOAG LLP
                              155 SEAPORT BOULEVARD
                           BOSTON, MASSACHUSETTS 02210
                                 (617) 832-1160


                                 AUGUST 14, 2003
             (Date of Event Which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)




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CUSIP No.                             13D                  Page  2  of  6  Pages
205912108
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Geac Computer Corporation Limited
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [X]
         (b) [ ]

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF  DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)
         [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada
--------------------------------------------------------------------------------
      NUMBER OF          7     SOLE VOTING POWER
       SHARES                  0
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
     PERSON WITH

--------------------------------------------------------------------------------
                         8     SHARED VOTING POWER
                               10,155,749 shares of Common Stock (See Item 5)
--------------------------------------------------------------------------------
                         9     SOLE DISPOSITIVE POWER
                               0
--------------------------------------------------------------------------------
                         0     SHARED DISPOSITIVE POWER
                               10,155,749 shares of Common Stock (See Item 5)
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          10,155,749 shares of Common Stock (See Item 5)
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         90.61 %  (See Item 5)
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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--------------------------------------------------------------------------------
CUSIP No.                             13D                   Page  2 of  6  Pages
205912108
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Conductor Acquisition Corp.

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [X]
         (b) [ ]

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
   5     CHECK BOX IF  DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)
         [ ]
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Michigan
--------------------------------------------------------------------------------
      NUMBER OF          7     SOLE VOTING POWER
       SHARES                  0
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
--------------------------------------------------------------------------------
                         8     SHARED VOTING POWER
                               10,155,749 shares of Common Stock (See Item 5)
--------------------------------------------------------------------------------
                         9     SOLE DISPOSITIVE POWER
                               0
--------------------------------------------------------------------------------
                         0     SHARED DISPOSITIVE POWER
                               10,155,749 shares of Common Stock (See Item 5)
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          10,155,749 shares of Common Stock (See Item 5)
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         90.61%  (See Item 5)
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON *

         CO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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     This Amendment No. 3 (the "Amendment") to the Statement on Schedule 13D
amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on July 1, 2003, as amended by Amendment No. 1 filed on August 1, 2003 and Amendment No. 2 filed on August 12, 2003 (as amended the "Schedule 13D"), by Geac Computer Corporation Limited, a corporation organized under the Canada Business Corporations Act ("Geac"), and by Conductor Acquisition Corp., a Michigan corporation ("Purchaser" and together with Geac, the "Reporting Persons"), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock (the "Shares") of Comshare, Incorporated, a Michigan corporation ("Comshare" or the "Company") for $4.60 per Share, net to the seller in cash, and certain agreements entered into in connection therewith, upon the terms and conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Geac and Purchaser on July 1, 2003, as amended (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used but not otherwise defined in this Amendment shall have the meaning assigned to them in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     The Offer's initial offering period expired at 12:00 midnight, EDT, on Thursday, July 31, 2003. Upon expiration of the initial offering period, Purchaser accepted all validly tendered Shares for payment in accordance with the terms of the Offer. On August 1, 2003, Purchaser commenced a subsequent offering period for all remaining untendered Shares, which subsequent offering period expired at 5:00 p.m. EDT, on Wednesday, August 13, 2003.

     The Depositary for the Offer has advised Geac and Purchaser that, as of the expiration of the subsequent offering period of the Offer, and including Shares tendered and accepted during the initial offering period which expired on July 31, 2003, an aggregate of approximately 9,792,548 Shares were validly tendered to Purchaser in the Offer. Purchaser has accepted all validly tendered Shares for payment in accordance with the terms of the Offer.

     On August 13, 2003, Purchaser purchased directly from the Company an additional 363,201 shares of common stock of the Company at a price of $4.60 per share, for an aggregate price of $1,670,725, in connection with the exercise of the Top-Up Option granted in the Merger Agreement, as amended. The shares purchased pursuant to the Top-Up Option, together with the shares tendered and accepted pursuant to the Offer, represent a total of 10,155,749 Shares, or 90.61% of the 11,208,347 Shares outstanding as of August 13, 2003.

     Geac plans to effect a merger of Conductor Acquisition Corp. with and into Comshare on Thursday, August 14, 2003, or as soon as practicable thereafter. The Merger will be consummated without a vote or meeting of Comshare stockholders, in accordance with Michigan law. In the Merger, each of the remaining shares of Comshare common stock will be converted into the right to receive US$4.60 in cash, without interest. In connection with the Merger, all outstanding stock options will be cancelled and each holder of an outstanding stock option to purchase shares of Comshare's common stock at an exercise price less than US$4.60 per share will, assuming such option has not been exercised prior to completion of the merger, receive a cash payment equal to the difference between the exercise price which otherwise would have been paid by such holder, and the offer price of US$4.60 per share.

     Geac estimates that the total amount of funds required to purchase all Shares pursuant to the Offer and Merger and to pay to the holders of outstanding Comshare stock options the amounts required under the Merger Agreement will be approximately $52 million. Geac has ensured that sufficient funds are available to acquire all of the outstanding Shares pursuant to the Offer and the Merger and to pay all amounts required to be paid to the holders of outstanding Comshare stock options. The Offer is not conditioned upon Geac's or Purchaser's ability to finance the purchase of Shares pursuant to the Offer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a), (b) and (c) The Offer's initial offering period was extended to, and expired at, 12:00 midnight, Eastern time, on July 31, 2003. Following the expiration of the initial offering period, Purchaser accepted for payment all Shares validly tendered pursuant to the Offer. On August 1, 2003, Purchaser and Geac announced that a subsequent offering period for the Offer would commence immediately and expire on August 11, 2003 at 5:00 p.m., Eastern time, unless extended. On August 12, 2003, Purchaser and Geac announced that the expiration date of the subsequent offering period was extended to August 13, 2003 at 5:00 p.m., Eastern time. On August 14, 2003, Purchaser and Geac announced the expiration of the subsequent offering and the successful completion of the Offer. During the subsequent offering period, Shares were accepted and promptly paid for as they were tendered. The same $4.60 per Share paid during the initial offering period was paid during the subsequent offering period.

     The Depositary for the Offer has advised Geac and Purchaser that, as of the expiration of the subsequent offering period of the Offer, and including Shares tendered and accepted during the initial offering period which expired on July 31, 2003, an aggregate of approximately 9,792,548 Shares were validly tendered to Purchaser in the Offer. Purchaser has accepted all validly tendered Shares for payment in accordance with the terms of the Offer.

     On August 13, 2003, Purchaser purchased directly from the Company an additional 363,201 shares of common stock of the Company at a price of $4.60 per share, for an aggregate price of $1,670,725, in connection with the exercise of the Top-Up Option granted in the Merger Agreement, as amended. The shares purchased pursuant to the Top-Up Option, together with the shares tendered and accepted pursuant to the Offer, represent a total of 10,155,749 Shares, or 90.61% of the 11,208,347 Shares outstanding as of August 13, 2003.

     Except as set forth in the cover pages and in this Item 5, neither Geac nor Purchaser, nor any person controlling Geac or Purchaser, nor, to the best of their knowledge, after reasonable inquiry, any person identified on Schedules I or II hereto, owns beneficially any Shares.

     (b) Purchaser and Geac have the shared power to vote or to direct the vote or to dispose or to direct the disposition, of 10,155,749 Shares.

     (c) Except for the execution and delivery of the Voting and Tender Agreements and the Merger Agreement referenced in Item 6 below, and accept for the Offer, no transactions in Shares were effected by Purchaser or Geac during the 60 days prior to the date hereof.

     (d) Inapplicable.

     (e) Inapplicable.

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                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.




                                           GEAC COMPUTER CORPORATION LIMITED


                                           /s/ Craig C. Thorburn
                                           -------------------------------------
                                           By: Craig C. Thorburn
                                           Its: Senior Vice President, Mergers &
                                           Acquisitions, and Corporate Secretary


                                           CONDUCTOR ACQUISITION CORP.


                                           /s/ Craig C. Thorburn
                                           -------------------------------------
                                           By: Craig C. Thorburn
                                           Its: Vice President


Date: August 14, 2003





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